UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of February 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Stock Exchange release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART INTO CANADA OR JAPAN

Relaunch of buyback program

The "Shell" Transport and Trading Company, p.l.c. (“ST&T”) and Royal Dutch Petroleum Company (N.V. Koninklijke Nederlandsche Petroleum Maatschappij) (“RD”) are pleased to announce that, effective immediately, they will relaunch the share buyback program. Share buybacks have been suspended since 28 October 2004.

Background

On 3 February 2005, it was announced in the Royal Dutch/Shell Group of Companies’4th Quarter and Full Year 2004 Results that, given strong cash and debt position from 2004, the buyback program would be re-launched on 3 February 2005, with return of surplus cash to shareholders for the year 2005 in the range of $3 billion to $5 billion, assuming continued high oil prices. Any purchases will be made in accordance with applicable regulations and consistent with an exemption received from the U.S. Securities and Exchange Commission (“SEC”) as described below.

The 2004 US$2.0 billion share buyback program announced on 29 April 2004 was suspended on 28 October 2004. By the time of the suspension RD, ST&T and other Royal Dutch/Shell Group companies had completed approximately US$1.7 billion of buybacks under the 2004 program.

The suspension was announced due to U.S. securities laws, applicable as a result of the announcement of the proposed unification of the Royal Dutch/Shell Group of Companies (the “Group”) under Royal Dutch Shell plc (the “Transaction”).

RD and its affiliates have been granted exemptive relief by the SEC to make purchases of RD shares outside the offer that Royal Dutch Shell plc intends to make for all the outstanding RD shares in connection with the Transaction. Any such purchases of RD shares will be made outside the United States. Further, any such purchases will comply with applicable Dutch law and the rules of Euronext Amsterdam and will be subject to price limitations based on the market price of RD shares on Euronext Amsterdam.

Effect of buybacks

The funds used to purchase the shares as part of the buyback program will be distributable cash reserves held by ST&T and RD respectively. The buybacks will not affect RD and ST&T’s “60:40”ownership of the Group.

As a result of any changes in the issued ordinary share capital of ST&T and RD which may result from the buybacks, the number of Royal Dutch Shell plc shares offered to ST&T shareholders, in exchange for their existing holdings, to implement the Transaction, may differ from the expected exchange ratio indicated on 28 October 2004. Notwithstanding any change in the expected exchange ratio, RD shareholders will be offered 60 per cent of the ordinary shares of Royal Dutch Shell plc and ST&T shareholders will be offered 40 per cent.

The definitive exchange ratio will be set out in the documents to be issued to RD and ST&T shareholders containing further details of the Transaction.

END

Contact:

Investor Relations:

UK	David Lawrence	+44 20 7934 3855
UK	Gerard Paulides	+44 20 7394 6287
Europe	Bart van der Steenstraten	+31 70 377 3996
USA	Harold Hatchett	+1 212 218 3112

Media Relations:

UK	Stuart Bruseth	+44 20 7934 6238
UK	Andy Corrigan	+44 20 7934 5963
UK	Bianca Ruakere	+44 20 7934 4323
UK	Simon Buerk	+44 20 7934 3453
UK	Lisa Givert	+44 20 7934 2914
Europe	Herman Kievets	+31 70 377 8750

The distribution of this announcement in, into or from any jurisdiction other than The Netherlands, the United Kingdom and the USA may be affected by the laws of the relevant jurisdiction.  Interested persons should inform themselves about and observe all applicable requirements.

The proposals relating to the Transaction will not be made, directly or indirectly, in or into or by the use of the mails or any other means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or internet) of interstate or foreign commerce of, or any such facilities of, a national securities exchange of, Japan, and will not be capable of acceptance by any such use, means, instrumentality or facilities from or within Japan.  The proposals relating to the Transaction are not being made to residents of Japan or in Japan.  The proposals relating to the Transaction may or may not be made to any person or company in Canada and Australia depending on the availability of exemptions from relevant regulations or the number of shareholders and their respective shareholdings in those jurisdictions.  The decision whether or not to make the proposals relating to the Transaction available in Canada or Australia is at the sole discretion of Royal Dutch Shell, RD and ST&T.  This announcement does not constitute an offer or invitation to subscribe for securities.  If the proposed Transaction referred to in this announcement is ultimately implemented, to the extent that a decision is made to extend proposals relating to the Transaction, and any attendant offer or invitation to subscribe for securities, to Australian resident security holders of RD or ST&T, any action that might be taken by such Australian residents in response to that extension will only be permitted to be done in accordance with the terms and instructions detailed in the formal documentation in respect of the proposed Transaction.

This announcement and other documents related to the proposed Transaction may not be electronically provided to nor accessed by residents of Canada or Japan.  Copies of this announcement and any other documents related to the proposed Transaction are not being and must not be mailed or otherwise distributed or sent to any person or company in or into or from Canada or Japan.  Persons receiving this announcement (including custodians, nominees and trustees) or other documents related to the proposed Transaction must not distribute or send them to any person or company in, into or from Canada or Japan.

This announcement does not constitute an offer to purchase nor the solicitation of an offer to sell any securities of ST&T or RD.  The ST&T shareholders are urged to read the scheme document and listing particulars and the RD shareholders are urged to read the offer document and the prospectus in the event that they become available because they will contain important information that shareholders should consider before making any decision regarding the proposed Transaction.  The scheme document, the offer document and the listing particulars/prospectus are expected to be available in May 2005.

The proposed Transaction will be implemented through, among other things, an exchange offer made by Royal Dutch Shell to all ordinary shareholders of RD.  You are urged to carefully review, where applicable,: (i) the RD offer document and the prospectus which will be filed with the Dutch Authority for the Financial Markets and Euronext Amsterdam by Royal Dutch Shell; or (ii) the registration statement on Form F-4 (including the prospectus) and other documents relating to the exchange offer that will be filed with, or furnished to, the U.S. Securities and Exchange Commission (the “SEC”) by Royal Dutch Shell and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by RD regarding the offer, because each of  these documents will contain important information relating to the exchange offer.  You may obtain a free copy of (i) these documents after they are made public in The Netherlands or filed with the SEC and (ii) other documents made public in The Netherlands or filed with, or furnished to, the SEC by Royal Dutch Shell, RD and ST&T at the SEC’s website at www.sec.gov or the RD website at www.shell.com.  These documents may also be obtained free of charge by contacting Investor Relations, Shell International B.V., FSK Division, PO Box 162, 2501 AN The Hague, The Netherlands or the Company Secretary, The “Shell” Transport and Trading Company, p.l.c., Shell Centre, London SE1 7NA, United Kingdom. The documentation referred to above is expected to be made public in May 2005.

This announcement contains forward-looking statements that are subject to risk factors associated with the oil, gas, power, chemicals and renewables business as well as risks related to the proposed Transaction.  It is believed that the expectations reflected in these statements are reasonable, but may be affected by a variety of variables which could cause actual results or trends or reserves replacement to differ materially, including, but not limited to: the failure of the conditions to the proposed Transaction being satisfied (including the failure of RD and ST&T shareholders to approve the proposed Transaction); the costs related to the proposed Transaction; the failure of the proposed Transaction to achieve the expected benefits; changes in dividend policy; the development of the trading market in Royal Dutch Shell shares; the accounting implications of the proposed Transaction; tax treatment of dividends paid to shareholders; results of the review process for proved reserves; and other factors affecting the Group’s businesses generally, including, but not limited to, price fluctuations, actual demand, currency fluctuations, drilling and production results, reserve estimates, loss of market, industry competition, environmental risks, physical risks, risks associated with the identification of suitable potential acquisition properties and targets and the successful negotiation and consummation of such transactions, the risk of doing business in developing countries, legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from the recategorisation of reserves, economic and financial market conditions in various countries and regions, political risks, project delay or advancement, approvals and cost estimates.

Please refer to the Annual Report on Form 20-F for the year ended December 31, 2003 (as amended) for a description of certain important factors, risks and uncertainties that may affect the Group’s businesses. None of Royal Dutch Shell, RD and ST&T undertake any obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or otherwise.

All investment is subject to risk.  The value of the Royal Dutch Shell shares may go down as well as up.  Past performance is no guarantee for future returns.  Investors and security holders of RD and ST&T are advised to seek expert financial advice before making any decisions as regards the RD exchange offer or the ST&T scheme of arrangement.

Terms defined in the announcement dated 28 October 2004 have the same meaning when used in these legal notices, unless otherwise stated.

The Hague, February 4, 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 7 February 2005